UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

1

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017, and
For the Year Ended December 31, 2018

2

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of HP Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2001.

San Jose, California
June 18, 2019

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
	(In thousands)
Assets
Investments, at fair value	$8,107,655	$9,070,001
Receivables:
Notes receivable from participants	44,787	46,732
Due from broker for securities sold	230	1,151
Employer contributions	47,088	43,795
Interest, dividends and other	1,946	1,297
Total receivables	94,051	92,975
Total assets	8,201,706	9,162,976

Liabilities
Due to broker for securities purchased	3,702	4,062
Administrative expenses and other payables	460	2,030
Total liabilities	4,162	6,092

Net assets available for benefits	$8,197,544	$9,156,884

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets attributed to:	(In thousands)
Contributions:
Employer	$47,088
Participants	142,030
Rollovers	23,735
Total contributions	212,853

Interest and dividends	23,440
Interest income on notes receivable from participants	2,441

Total additions	238,734

Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of investments	(521,733)
Benefits paid directly to participants	(673,485)
Investment management fees	(485)
Administrative expenses	(2,371)

Total deductions	(1,198,074)

Net decrease	(959,340)

Net assets available for benefits:
Beginning of year	9,156,884

End of year	$8,197,544

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).
Investments
Participants may direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market fund, common collective investment trust funds, Company common stock, and a self-directed brokerage account feature that includes mutual funds through an affiliate of Fidelity. All investments are participant-directed.
The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
Participants may invest in the HP Stock Fund, which is comprised of a cash component and HP Inc. common stock. If a participant’s account currently has more than 20% invested in the HP Stock Fund, the participant will not be required to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP Stock Fund. In addition, future requested exchanges into the HP Stock Fund will be blocked if the requested change will cause the participant’s balance in the HP Stock Fund to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HP Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HP Stock Fund.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018
Contributions
Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.
Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $18,500 for 2018. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit as catch-up contributions. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.
In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded annually. Effective January 1, 2018, a participant must be employed on the last day of the calendar year to receive the Company matching contribution, unless they have terminated employment during the year as a result of death, termination under a Company-approved severance program, in connection with a sale or divestiture by the Company of the business unit in which the participant was employed, or after the attainment of at least age 55 with at least ten years of vesting service.
Vesting
Participants are fully vested at all times with regard to their contributions and earnings thereon.
In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed. Effective January 1, 2018, participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment under a Company-approved severance program.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018

Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.
Forfeitures
If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.
Unallocated forfeiture balances as of December 31, 2018 and 2017, were approximately $8.3 million and $7.8 million, respectively. Forfeitures used to reduce the 2018 annual Company matching contribution were approximately $8.3 million, and utilized during January 2019.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018
Payment of Benefits
On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Stock Fund (to the extent a participant is/was invested in the HP Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018
Benefit Payments
Benefit payments are recorded when paid.
New Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value (NAV) per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable value exists or whether its investments qualify for the NAV per share practical expedient in accordance with ASC 820, Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2018. The guidance is to be applied retrospectively. Plan management is currently evaluating the impact of this ASU on the Plan’s financial statements but does not expect the ASU to have a significant impact on the Plan’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan manangement is currently evaluating the impact of this ASU on the Plan’s financial statements but does not expect the ASU to have a significant impact on the Plan’s financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2018.
Collective investment trusts and common collective funds: Valued at NAV as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments have no redemption restrictions or future commitments.
Mutual funds, money market funds and common stock: Valued at the closing price reported on the active market on which the individual securities were traded.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018

The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2018 and 2017, by level, within the fair value hierarchy:

	As of December 31, 2018 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$238,501	$–	$238,501

HP Inc. common stock	144,099	–	144,099

Short-term investments	–	328,108	328,108

	$382,600	$328,108	$710,708

Common / collective investment trust funds (NAV)			$7,396,947

Total assets			$8,107,655

	As of December 31, 2017 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$256,284	$–	$256,284

HP Inc. common stock	151,891	–	151,891

Short-term investments	–	283,447	283,447

	$408,175	$283,447	$691,622

Common/collective investment trust funds (NAV)			$8,378,379

Total assets			$9,070,001
Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2018, there were no transfers between levels.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2018, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party and Party-in-Interest Transactions
The Plan engages in certain transactions involving the Company, BNYM, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.
At December 31, 2018 and 2017, the Plan held approximately 7.0 million and 7.2 million shares, respectively, of HP Inc. common stock with a fair value of approximately $144.1 million and $151.9 million, respectively. During 2018, the Plan purchased approximately $7.4 million and sold approximately $9.8 million of the HP Inc. common stock, and recorded dividend income of approximately $4.1 million.
While the trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity are considered party-in-interest transactions to the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2018. As of December 31, 2018 and 2017, through the self-directed brokerage feature, the Plan held investments issued by affiliates of Fidelity totaling $138.6 million and $140.7 million, respectively.
6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2018
7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017, was as follows:

	December 31,
	2018	2017
	(In thousands)
Net assets available for benefits per the financial statements	$8,197,544	$9,156,884
Benefits payable to participants at year-end	(1,440)	(2,648)
Net assets available for benefits per the Form 5500	$8,196,104	$9,154,236

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2018, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$673,485
Add: Benefits payable to participants at December 31, 2018	1,440
Less: Benefits payable to participants at December 31, 2017	(2,648)
Total benefits paid to participants per the Form 5500	$672,277

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.
8. Subsequent Events
The Company has evaluated subsequent events through June 18, 2019, the date the financial statements were available to be issued.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	Number of shares/units	(d) Cost**	(e) Current Value
Short-Term Investments:
Dreyfus	Government Cash Management Fund	2,264,163		$2,264,163
Vanguard	Federal Money Market Fund	325,843,935		325,843,935
				$328,108,098
Self-Directed Brokerage Account:
* Fidelity	Self-Directed Brokerage Account	Various		$238,500,794

Common Collective Trust Funds:
BlackRock	US Debt Index Fund F	6,305,755		$196,207,972
BlackRock	Russell 1000 Index Fund F	14,815,483		1,138,004,488
BlackRock	Russell 2500 Index Fund F	35,136,175		381,714,614
BlackRock	MSCI A CWI EX-US Index Fund F	7,268,620		169,726,636
				$1,885,653,710

Collective Investment Trust Funds:
SEI Trust Company	Conservative Fund	5,273,558		$103,359,180
SEI Trust Company	1945 Birth Date Fund	2,896,941		46,721,255
SEI Trust Company	1950 Birth Date Fund	21,274,542		344,285,829
SEI Trust Company	1955 Birth Date Fund	8,888,251		148,739,875
SEI Trust Company	1960 Birth Date Fund	17,979,405		302,269,872
SEI Trust Company	1965 Birth Date Fund	21,037,736		351,900,754
SEI Trust Company	1970 Birth Date Fund	11,399,276		191,521,752
SEI Trust Company	1975 Birth Date Fund	7,844,432		130,778,240
SEI Trust Company	1980 Birth Date Fund	4,909,307		82,075,154
SEI Trust Company	1985 Birth Date Fund	3,003,518		50,355,093
SEI Trust Company	1990 Birth Date Fund	2,174,732		35,853,343
SEI Trust Company	1995 Birth Date Fund	201,926		1,825,555
SEI Trust Company	2000 Birth Date Fund	29,259		273,987
SEI Trust Company	Short Term Bond Fund	44,054,118		502,001,086
SEI Trust Company	Core Bond Fund	19,795,235		257,976,722
SEI Trust Company	US Large Cap Equity Fund	70,954,464		1,705,477,088
SEI Trust Company	US Small/Mid Cap Equity Fund	28,635,235		537,119,143
SEI Trust Company	International Equity Fund	25,811,544		372,816,163
SEI Trust Company	Real Return Bond Fund	5,693,637		68,960,810
SEI Trust Company	High Yield Bond Fund	5,734,860		83,295,399
SEI Trust Company	Emerging Markets Equity Fund	10,013,998		99,216,169
SEI Trust Company	Global Real Estate Fund	3,326,821		94,470,262
				$5,511,292,731

Common Stock:
* HP Inc.	Common Stock	7,042,973		$144,099,228

Total investments, at fair value				$8,107,654,561

* Participant Loans	Interest rates ranging from 3.75% to 10.00% and maturity dates through December 2033			$44,786,979

* Party-in-interest.
** Cost information is not required for participant-directed investments.

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HP Inc. 401(k) Plan

June 18, 2019	By:	/s/ RUAIRIDH ROSS
Ruairidh Ross
Deputy General Counsel
and Assistant Secretary